Quest Capital Corp.
Annual Report 2007

Highlights
	2007	2006	2005
Interest and related fees	42,114	32,591	17,410
Earnings before income taxes	35,988	36,984	17,168
Earnings per share before taxes	0.25	0.27	0.17
Dividends per share	0.095	0.050	0.030
Loan portfolio	277,710	264,902	124, 551
Loan production - net	250,123	255,373	116,884
Loan production - syndicated	77,871	23,809	56,893
Total assets	325,744	305,737	187,918
Shareholders’ equity	290,634	274,129	174,294
($ thousands, except per share amounts)

Contents

Highlights	IFC
Letter to Shareholders	4
Management’s Discussion and Analysis	15
Management’s Responsibility for Financial Reporting	32
Management’s Report on Internal Control over Financial Reporting	32
Independent Auditors’ Report	33
Consolidated Financial Statements	35
Notes to Consolidated Financial Statements	40
Corporate Information	60

Quest’s primary mission is to continue to grow our business without compromising the principles that are the foundation of our achievements. With success comes many challenges, which is why Quest has gone to great lengths to ensure that we have the right senior leadership team in place to execute the Company’s growth strategies and long term goals.

Stephen Coffey has been appointed President and Chief Executive Officer in2008 to lead Quest into the future. Brian Bayley (President and CEO in 2007) and A. Murray Sinclair (Managing Director in 2007) have taken on the roles of Co-Chairmen in 2008. Innovation and stability continues to be a hallmark of Quest’s success.

As Quest has grown and thrived, senior management has implemented a decision-making model that is applied to all business decisions, including the evaluation of prospective loans. By making the right choices, we deploy our financial capital in an intelligent way. Our business is built on the principle that, through the application of this model, we will strive to reduce capital risk, while achieving an above average rate of return for our shareholders through the utilization of leverage for asset growth.

Quest has restructured its business, operations and assets to position itself as a mortgage investment corporation (MIC) eligible for corporate-level tax exemption when all taxable income is distributed to shareholders as dividends during a taxation year.

Left to right: Brian Bayley and A. Murray Sinclair, Co-Chairmen; Stephen Coffey, President and Chief Executive Officer

Letter to Shareholders

FELLOW SHAREHOLDERS:

The past year has been highly significant in the evolution of Quest Capital Corp. and its history of delivering consistent, solid returns to its shareholders. In December 2007, the Company launched an innovative, transformational strategy to deliver a greater return to investors while securing profitable, long-term business growth. Quest has restructured its business, operations and assets to position itself as a mortgage investment corporation (MIC) eligible for corporate-level tax exemption when all taxable income is distributed to shareholders as dividends during a taxation year.

With today’s challenging financial markets and their effect on the supply of capital, the Company’s strong financial position makes us highly competitive in real estate markets in Canada. Accordingly, our primary lending activities will be in first mortgages in this sector. We will concentrate our lending business in structuring residentially oriented loans for the development or construction of single family and multi-unit residences in selected Canadian markets.

Going forward, Quest expects to be a key player in mortgage lending markets primarily in Alberta and British Columbia, and ultimately, in Ontario. In so doing, the Company has moved away from its traditional bridge financing and corporate finance activities in the resource sector in favour of financing high-value residentially oriented property development in Canada.

TRANSFORMATION AND RENEWAL

As part of our transformation and renewal, the Company has also exited operations in management and corporate services areas, and has divested our holdings in other public companies, while at the same time broadening our strength in our credit approval process. Quest’s back office systems and processes are now more streamlined and better positioned to efficiently manage a significant increase in the Company’s mortgage lending operations.

In addition, management has invested heavily in professional services for legal and taxation advice and for compliance with the Sarbanes-Oxley regulations in the U.S. and other securities regulations.

DRIVING STRATEGIC GROWTH

Our vision and strategy is to deliver long-term value for investors by creating an ongoing significant yield for our shareholders while building a growing, profitable mortgage portfolio. The first priority is to take advantage of the Company’s newly acquired tax status as a MIC to minimize our tax obligations by enhancing dividend payments to shareholders. Our policy will be to distribute sufficient dividends to shareholders over the coming year to reduce taxable income to a negligible amount after first deducting any available tax losses carried forward.

The second priority is to aggressively grow and diversify the mortgage portfolio profitably and safely with leverage, using our revolving credit facility for this purpose. We have already taken significant steps in this regard. In early 2008, the Company secured an $88 million facility to drive growth in the coming year, with plans to pursue other strategic opportunities to advance our objectives as they become available.

LOOKING AHEAD

Heading into 2008, our task is to grow our business, and take full advantage of market conditions to deliver consistent, robust returns to our shareholders. Quest intends to continue to build a solid mortgage portfolio capable of delivering an increasing yield to investors. In the longer term, the Company intends to employ further leverage to better serve its customers and meet the needs of shareholders. Your Board has authorized management to seek approval from the Canadian regulatory authorities to obtain a bank license in order to enter the deposit taking business.

During this challenging transitional period, we would like to recognize the efforts of our management team and employees for their hard work and dedication throughout the year, for their focus on our new vision and for their efforts in making it a reality. We also acknowledge the expertise, guidance and support of other Board members, especially our former chairman, Robert Buchan, and extend our sincere thanks to our investors for their continued confidence and trust.

Brian Bayley Co-Chairman of the Board	A. Murray Sinclair Co-Chairman of the Board	Stephen Coffey President and Chief Executive Officer

April 10, 2008

Quest’s Executive (left to right):
Narinder Nagra (CFO), Kenneth Gordon (COO), Brian Bayley (Co-Chair), Stephen Coffey (President and CEO), A. Murray Sinclair (Co-Chair), Sandra Lee (Secretary)

Loan Administration Team (left to right):
Walter Chan, May Moss (Vice-President), Gil Vicente, Carmen Vicente

LOAN PORTFOLIO

Our loan portfolio has increased 5% since 2006 and 123% since 2005. Measured on a quarterly basis, our average outstanding loan portfolio in 2007 was 23% greater than that of 2006.

INTEREST AND RELATED FEES

Interest and related fees have increased 29% since 2006 and 142% since 2005.

Finance Team (left to right):
Marilyn Bell, Pauline Pasetka (Controller), Narinder Nagra (CFO), David Pitt

EARNINGS PER SHARE BEFORE TAXES AND DIVIDEND PAID PER SHARE

EPS before taxes was 25¢ in 2007,

a 2¢ decrease from 2006, and an increase of 8¢ from 2005.

Our 2007 dividend payout ratio on earnings before taxes has increased to 38% in 2007 from 19% in 2006 and 18% in 2005.

EARNINGS BEFORE TAXES

Earnings before taxes decreased 3% in 2007 from 2006 and has increased 110% from 2005.

TOTAL ASSETS AND TOTAL SHAREHOLDERS EQUITY

Our total 2007 assets and shareholders’ equity have grown 7% and 6% respectively since 2006 and 73% and 67% since 2005.

Loan Origination and Underwriting Team (left to right):
Anton Kaplan, Charles Lingren, Derek DiMartile, Jennifer Houston,
Derek Wasson (Senior Vice-President), Michael Atkinson (Vice-President, British Columbia Region), Jeffrey Beaucage (Vice-President, Prairies Region)

LOAN PORTFOLIO PRINCIPAL OUTSTANDING - NET AND SYNDICATED

Our 2007 net loan portfolio principal outstanding has grown 4% since 2006 and 130% since 2005.

LOAN PRODUCTION - NET AND SYNDICATED

Total 2007 loan production (including syndicated loans) has grown 17% since 2006 and 89% since 2005.

Human Resource and Office Administration Team (left to right):
Melanie Rylett, Danielle Lirette (Manager), Jessica Strothard

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2007

FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

DIRECTORS	OFFICERS
Robert Atkinson Vice-Chairman of Spur Ventures Inc., a plant nutrient manufacturer	Michael Atkinson Vice President, Originations British Columbia
Brian Bayley Co-Chairman of the Company	Jeffrey Beaucage Vice President, Originations Praries
Robert Buchan Chairman of Allied Nevada Gold Corp., a mining company	Kenneth Gordon Chief Operating Officer
David Black Retired	Sanrda Lee Corprate Secretary
Stephen Coffey President and Chief Executive Officer of the Company	Narinder Nagra Chief Financial Officer
Daniel Goodman President and CEO of GFI Investment Counsel Ltd., an alternative and disrectionary investment manager	Derek Wasson Senior Vice President, Originations British Columbia
Michael Hannesson President of Eurobel Capital Partners Corp., a private investment company
Dale Peniuk Chartered Accountant
A. Murray Sinclair Co-Chairman of the Company
Watler Traub Partner of Goldman Sloan Nash and Haber LLP., a law firm

HEAD OFFICE Suite 1028, Bentall 5 550 Burrard Street, Box 61 Vancouver, British Columbia V6C 2B5 Tel: (604) 68-QUEST (604) 687-8378 Fax: (604) 682-3941	AUDITOR PricewaterhouseCoopers LLP Vancouver, British Columbia, Canada REGISTRAR AND TRANSFER AGENT Computershare Investor Services Vancouver, British Columbia, Canada
TORONTO OFFICE Suite 3110, Toronto-Dominion Centre Royal Trust Tower, 77 King Street West, P.O. Box 157 Toronto, Ontario, Canada M5K 1H1 Tel: (416) 367-8383 Fax: (416) 367-4624	SHARE CAPITALIZATION December 31, 2007 Common Shares Issued and Outstanding: 146,789,711 SHARES LISTED Exchange and Symbol TSX - QC AIM - QCC AMEX - QCC
CALGARY OFFICE Suite 227, 200 Barclay Parade SW Calgary, Alberta, Canada T2P 4R5 Tel: (403) 264-9672 Fax: (403) 269-3614 WEBSITE www.questcapcorp.com	ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TSX Broadcast Conference Centre Gallery 130 King Street West Toronto, Ontario, Canada Tuesday May 27, 2008 2:30 pm, Toronto Time